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                                                  SEC FILE NUMBER 000-29793
                                                  ==============================
                                                  CUSIP NUMBER 68400F 10 9
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(Check One): [X]  Form 10-K   [ ]  Form 20-F   [ ]  Form 11-K  [ ]  Form 10-Q
             [ ]  Form N-SAR

For Period Ended: December 31, 2001
[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
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    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
================================================================================

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Artemis International Solutions Corporation
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Full Name of Registrant


Opus360 Corporation
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Former Name if Applicable


599 Broadway
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Address of Principal Executive Office (Street and Number)


New York, New York 10012
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City, State and Zip Code

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PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. NOT APPLICABLE.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

During the year ended December 31, 2001, the Registrant completed a reverse acquisition with a non-reporting private entity with significant international operations. In connection with this transaction, the Registrant needs additional time to complete the accounting acquiror's required consolidated financial statements and related disclosures for the Annual Report on Form 10-K.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     Peter Schwartz, 212-651-1731

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [X] No [ ]

The Registrant's Quarterly Report on Form 10Q for the period ending September 30, 2001 was delayed for essentially the same reasons.


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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X]  Yes    [ ]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the fourth quarter of 2000, the Registrant reported revenue and a net loss of $4.7 million and $13.7 million, respectively, with 49 million shares outstanding. Estimated fourth quarter 2001 revenue and net loss for the combined entities are approximately $17 million and $50 million, respectively, with 249 million average shares outstanding. Since the combination was accounted for as a reverse acquisition, the quarterly and full year activity previously reported by the Registrant is not comparable to that reported currently or that reflected in the acquiror's historical financial statements.

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                   Artemis International Solutions Corporation
              -----------------------------------------------------
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 29, 2002               By /s/ Peter Schwartz
                                      ------------------------------
                                          Peter Schwartz, CFO

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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      INTERNATIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                   CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
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